Exhibit 99.1

Kenon's Subsidiary OPC Reports Third Quarter 2017 Results

Singapore, November 21, 2017. OPC Energy Ltd. ("OPC") (formerly IC Power Israel Ltd.), a subsidiary of IC Power Ltd. ("IC Power"), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon"), announces its results for Q3 2017.

Discussion of Results for the Three Months Ended September 30, 2017

OPC's assets consist of:
•	an 80% interest in OPC-Rotem, which currently operates a 466 MW1 combined-cycle plant; and
•
a 100% interest in OPC-Hadera, which currently operates an 18 MW natural gas plant and is constructing a 148 MW2 co-generation plant, which is expected to commence commercial operations in early 2019.[3]

The following discussion of OPC's results of operations is derived from OPC's consolidated financial statements, which were reviewed by OPC's auditors.

OPC's results are prepared in New Israeli Shekel ("NIS"). Convenience translations of NIS to US Dollars are also presented below using an exchange rate of 3.57:1 for the three months ended September 30, 2017, and an exchange rate of 3.81:1 for the three months ended September 30, 2016.

Three Months Ended September 30, 2017
	Revenues	Cost of Sales[1]	Finance Expenses, Net	Net Income	EBITDA[2]
	(in millions)
OPC (in NIS)	348	247	15	34	89
Convenience translation (in USD)	97	69	4	11	26

1.	Excludes depreciation and amortization.
2.	EBITDA is a non-IFRS measure. See Schedule I for a definition of OPC's EBITDA and a reconciliation to its net income.

1 According to OPC Rotem’s generation license.
2 According to OPC Hadera’s conditional generation license.
3 In May 2017, IC Power Asia Development Ltd. transferred its holdings in OPC-Hadera to OPC. For accounting purposes, the transfer was treated as a business combination under the same controlling entity, according to the Pooling accounting method. The results of operations of OPC for the three months ended September 30, 2017 and 2016 are presented as if OPC-Hadera had been consolidated with OPC since the original acquisition of OPC-Hadera in August 2015.

Three Months Ended September 30, 2016
	Revenues	Cost of Sales[1]	Finance Expenses, Net	Net Income	EBITDA[2]
	(in millions)
OPC (in NIS)	338	247	27	27	89
Convenience translation (in USD)	89	66	7	9	24

1.	Excludes depreciation and amortization.
2.	EBITDA is a non-IFRS measure. See Schedule I for a definition of OPC's EBITDA and a reconciliation to its net income.

•
Revenues—NIS348 million in Q3 2017, as compared to NIS338 million in Q3 2016, primarily as a result of an increase in OPC’s average energy selling price, due to new electricity tariffs introduced by the Israeli Electricity Authority in January 2017;

•	Cost of sales— NIS247 million in Q3 2017 and Q3 2016;

•
Finance expenses, net— NIS14 million in Q3 2017, as compared to NIS27 million in Q3 2016, primarily due to a NIS14 million decrease in interest expenses as a result of changes in the CPI impacting interest rates in Q3 2017, as compared to Q3 2016;

•	Net Income— NIS34 million in Q3 2017, as compared to NIS27 million in Q3 2016, primarily due to the increase in revenues and decrease in finance expenses discussed above; and
•
EBITDA— NIS89 million in Q3 2017 and Q3 2016. The NIS10 million increase in revenues was offset by (i) an increase of NIS5 million in general and administrative costs, primarily due to a one-off grant related to employee compensation in connection with OPC’s IPO in August 2017, and (ii) a decrease of NIS5 million in other income, resulting from a NIS5 million contribution to income in Q3 2016 related to the revision of a derivative.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements with respect to the expected completion date and expected installed capacity of the OPC-Hadera plant. These statements are based on Kenon and OPC management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's and OPC's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include that construction of the OPC-Hadera plant is not completed on time, or at all, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Schedule I

Definition of EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents OPC's EBITDA, which is a financial metric considered to be a "non-IFRS financial measure." Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

OPC defines "EBITDA" for each period as net income before depreciation and amortization, finance expenses, net, and income tax. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on its net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of OPC's operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

	Three months ended September 30,
	2017	2016
	(NIS millions)
Net income	34	27
Depreciation and amortization	27	26
Finance expenses, net	15	27
Income tax	13	9
EBITDA	89	89

Convenience translations of NIS to US Dollars are also presented below using an exchange rate of 3.57:1 for the three months ended September 30, 2017, and an exchange rate of 3.81:1 for the three months ended September 30, 2016.

	Three months ended September 30,
	2017	2016
	(US$ millions)
Net income	11	9
Depreciation and amortization	8	7
Finance expenses, net	3	6
Income tax	4	2
EBITDA	26	24